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                           October 29, 2021

       Mark Walker
       Chief Executive Officer
       Direct Digital Holdings, Inc.
       1233 West Loop South, Suite 1170
       Houston, TX 77027

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
18, 2021
                                                            CIK 0001880613

       Dear Mr. Walker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 8, 2021 letter.

       Draft Registration Statement on Form S-1 submitted October 18, 2021

       Unaudited Pro Forma Consolidated Financial Information
       Unaudited Pro Forma Consolidated Balance Sheet, page 67

   1. In regard to your response to prior comment 6, we note in the event of a redemption election by the
Continuing LLC Owners, Direct Digital Holdings Inc. may effect a direct exchange of Class A
common stock or make a cash payment. Since you will be controlled by Direct Digital
Management, LLC, the decision to redeem for cash will be made by them. Revise to present
outside of pro forma permanent equity the LLC Units to be held by Direct Digital
Management, LLC or advise us.
 Mark Walker
Direct Digital Holdings, Inc.
October 29, 2021
Page 2
General

2. We note your responses to prior comments 1 and 14 and that you have included in your prospectus graphics 2020 pro forma revenue information and pro forma revenue growth.
       We also note that you intend to include in the prospectus graphics revenue information for the required interim period when you publicly file the Form S-1. In light of the fact that the Orange 142 acquisition occurred on September 30, 2020, and the operations of Orange
       142 are included within the fiscal year 2020 and interim 2021 financial statements, please remove the pro forma revenue information from the prospectus graphics. If you choose to include financial information, include only financial information from your consolidated financial statements. Furthermore, to present a balanced picture of the
company   s
       financial health, provide net income (loss) for the same periods with equal prominence.
       Refer to Securities Act Forms C&DI 101.02.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Walker
                                                           Division of
Corporation Finance
Comapany NameDirect Digital Holdings, Inc.
                                                           Office of Technology
October 29, 2021 Page 2
cc:       Rakesh Gopalan
FirstName LastName